The strategy committee approves the joint venture of e-commerce business regarding enterprise employee benefits

Date of events: 2013/10/31

Contents:

1.	Date of occurrence of the event: 2013/10/31

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The strategy committee approved today the joint venture with Japanese companies ITOCHU and Benefit-one.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: BOA(Benefit One Asia) is a joint venture established in

Singapore by Japanese companies ITOCHU and Benefit-one. Through BOA, these two companies will establish a joint venture with Chunghwa Telecom in Taiwan to run e-commerce business regarding enterprise employee benefits. BOA and Chunghwa Telecom will each invest NT$50 million (50% of the shares) on the joint venture.